SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INVESTOR RELATIONS POLICY
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1. PURPOSE
Establish the guidelines for the relationship of Companhia Paranaense de Energia – Copel (Holding company), its wholly owned subsidiaries, controlled companies and affiliates, hereinafter referred to as Copel, with investors, shareholders, analysts, financial market regulatory bodies and other capital market institutions, hereinafter referred to as the capital market.

2. GUIDELINES

2.1 – To have open, clear and accessible communications with internal and external audiences, especially regarding topics of interest for the capital market, based on the principles of transparency, equal information and equal treatment, in conformity with the Brazilian and U.S. legislations related to the capital market, as well as the specific regulations issued by the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission of the United States (SEC).

2.2 – To maintain information and communication controls and procedures.

2.3 – To promote relations with the capital market based on openness, involving the communication of positive or negative aspects and favorable or unfavorable facts in due time.
2.4 – To ensure compliance with the Policy for Disclosure of Material Information and Confidentiality and the Trading Policy for Securities Issued by the Company, as well as compliance with laws and regulations governing Copel’s activities, especially those related to information on its business.

2.5 – To make public any material information or information of interest for agents of the investor market that may affect the prices of the Company’s securities and/or influence investors’ decisions. The disclosure of Material Acts or Facts shall be made in a wide, immediate and prompt manner in the necessary languages (Portuguese and English), simultaneously on the Securities and Exchange Commissions and Stock Exchanges in the markets where Copel is obliged to disclose said information. The Brazilian market working hours will prevail, pursuant to the applicable rules used by the regulatory bodies and the securities and exchange commissions mentioned above. Material information is also available to investors in general on Copel’s IR website.

2.6 – To maintain the applicable public information up-to-date and make it available on the Company’s Investor Relations website in accordance with the regulation in effect.

2.7 – To ensure that Material Acts or Facts are submitted to Copel’s Material Act or Fact Disclosure Committee before they are disclosed so that the Committee becomes aware of and/or approves the corporate information to be disclosed to the market.

2.8 – To promote an internal dialog to ensure the disclosure of material information based on reliable data.

2.9 – Not to disclose quantitative estimates and forecasts about its future performance.

2.10 – To abstain from disclosing and/or commenting on accounting information related to Copel in the 15-day period before the publication of quarterly and annual results (silent period).

2.11 – To ensure compliance with requests from analysts, shareholders and investors, promptly responding to questions from the market in an assertive manner.

2.12 – To monitor the capital market’s perception of Copel, its operation and strategies and, subsequently, report these perceptions, opinions and expectations of Copel in comparison with other companies in the Brazilian energy sector to Copel’s Management, especially regarding the creation of value to shareholders.

2.13 – To ensure that no material information that has not been disclosed to the market and that may materially affect the price of Copel’s securities is disclosed during public meetings with capital market participants. 2.14 – No to make statements on the result estimates made by market analysts.

2.15 – Not to comment on rumors or speculative statements, except if they give rise to a request for clarification by legal bodies or jeopardize Copel’s image or business.

INVESTOR RELATIONS POLICY

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2.16 – Copel makes a commitment to the capital market to comply with the following activities/reports within the deadlines in the chart below:

Activity/Report	Service Goals
Press releases related to Quarterly Information - ITR and Standardized Financial Statements (“Press Release”)	Deadlines established by the Securities and Exchange Commission of Brazil - CVM
Notices to the Market	Immediate
Fact Sheets	Up to five working days after the publication of the balance sheets
Conference Calls	Up to two working days after the publication of the balance sheets
Investor Relations website	Immediate disclosure
Public meetings and events with investors and analysts	At least four per year
Requests of analysts, shareholders and investors received by phone, e-mail or in person.	Immediate acknowledgment of receipt and response in up to two working days. This term may be longer for cases that require a more complex analysis.
Monitoring of market reports (“Research”)	Quarterly or according to demand in up to ten days
20F Report	Deadlines established by the Securities and Exchange Commission of the United States - SEC
Reference Form	Annual filing by May 31. Updates in up to seven working days after the event
Call Notice and Shareholders’ Meeting Manual / Minutes	Deadlines established by the Securities and Exchange Commissions of Brazil and the United States.
Annual Written Information	Deadlines established by the New York Stock Exchange - NYSE
Notice to Shareholders	Immediate
Disclosure and Securities Trading Policies (CVM Instruction 358)	Submission of information by the 10th of each month, as determined by the Securities and Exchange Commission of Brazil - CVM
Disclosure of Related Party Transactions	Disclosure to the market in up to seven working days after the transaction is approved

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date October 31, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.